UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 21, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT

Completion of issuance of new H Shares

Reference is made to: (i) the circular of China Eastern Airlines Corporation Limited (the “Company”) dated 24 September 2012 in relation to, inter alia, the issuance of new A Shares and new H Shares of the Company (the “Circular”); (ii) the announcement of the Company dated 9 November 2012 in relation to the poll results of the EGM held on such date; and (iii) the announcement of the Company dated 4 February 2013 relating to the approval of the issuance of H Shares by the CSRC. Terms used herein shall have the same meanings as ascribed to them in the Circular.

The Company is pleased to announce that the said issuance of new H Shares was completed on 21 June 2013. A total of 698,865,000 new H Shares have been issued, at the price of HK$2.32 per share, to CES Global pursuant to the H Shares Subscription Agreement.

The shareholding structure of the Company prior to, and immediately after, completion of the said issuance of new H Shares is as follows:

		Immediately after
	Prior to completion	completion of
	of the issuance of	the issuance of
Shareholders	new H Shares	new H Shares
	Number of Shares	Number of Shares

CEA Holding	5,072,922,927	5,072,922,927
	(A Shares)	(A Shares)
CES Finance	457,317,073	457,317,073
	(A Shares)	(A Shares)
CES Global	1,927,375,000	2,626,240,000
	(H Shares)	(H Shares)
Public
– A Shares	2,950,838,860	2,950,838,860
– H Shares	1,566,950,000	1,566,950,000

Total	11,975,403,860	12,674,268,860

The H share register of members of the Company has been closed from 27 May 2013 for the purposes of determining entitlement to attend and vote at the annual general meeting of the Company to be held on 26 June 2013 (“AGM”). Therefore, the holder of the newly issued 698,865,000 H Shares will not have voting rights with respect to such newly-issued H shares at the AGM.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC 21 June 2013